Exhibit 99.3

MATTERPORT, INC.

2021 INCENTIVE AWARD PLAN

RESTRICTED STOCK UNIT GRANT NOTICE

Matterport, Inc., a Delaware corporation (the “Company”), has granted to the participant listed below (“Participant”) the Restricted Stock Units (the “RSUs”) described in this Restricted Stock Unit Grant Notice (this “Grant Notice”), subject to the terms and conditions of the Matterport, Inc. 2021 Incentive Award Plan (as amended from time to time, the “Plan”) and the Restricted Stock Unit Agreement attached hereto as Exhibit A (the “Agreement”), both of which are incorporated into this Grant Notice by reference. Capitalized terms not specifically defined in this Grant Notice or the Agreement have the meanings given to them in the Plan.

Participant:

Grant Date:

Number of RSUs:

Vesting Commencement Date:

Vesting Schedule:	[To be specified]

By accepting (whether in writing, electronically or otherwise) the RSUs, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

MATTERPORT, INC.	PARTICIPANT

By:
Name:	[Participant Name]
Title:

[Signature Page to Restricted Stock Unit Grant Notice]

Exhibit A

RESTRICTED STOCK UNIT AGREEMENT

Capitalized terms not specifically defined in this Agreement have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.

ARTICLE I.

GENERAL

1.1 Award of RSUs(a) . The Company has granted the RSUs to Participant effective as of the grant date set forth in the Grant Notice (the “Grant Date”). Each RSU represents the right to receive one Share, as set forth in this Agreement. Participant will have no right to the distribution of any Shares or payment of any cash until the time (if ever) the RSUs have vested.

1.2 Incorporation of Terms of Plan. The RSUs are subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control, unless it is expressly specified in this Agreement or the Grant Notice that the specific provision of the Plan will not apply. For clarity, the foregoing sentence shall not limit the applicability of any additive language contained in this Agreement which provides supplemental or additional terms not inconsistent with the Plan.

1.3 Unsecured Promise. The RSUs will at all times prior to settlement represent an unsecured Company obligation payable only from the Company’s general assets.

ARTICLE II.

VESTING; FORFEITURE AND SETTLEMENT

2.1 Vesting; Forfeiture. The RSUs will vest according to the vesting schedule in the Grant Notice except that any fraction of an RSU that would otherwise be vested will be accumulated and will vest only when a whole RSU has accumulated. Except as otherwise set forth in the Grant Notice, the Plan or this Agreement, and unless the Administrator otherwise determines, in the event of Participant’s Termination of Service for any reason, all unvested RSUs will immediately and automatically be cancelled and forfeited (after taking into consideration any accelerated vesting which may occur in connection with such Termination of Service, if any).

2.2 Settlement.

(a) RSUs that vest will be paid in Shares as soon as administratively practicable after the vesting of the applicable RSU, but in no event later than sixty (60) days following the date on which the applicable RSU vests.

(b) Notwithstanding the foregoing, the Company may delay any payment under this Agreement that the Company reasonably determines would violate Applicable Law or an applicable provision of the Plan until the earliest date the Company reasonably determines the making of the payment will not cause such a violation (in accordance with Treasury Regulation Section 1.409A-2(b)(7)(ii)); provided the Company reasonably believes the delay will not result in the imposition of excise taxes under Section 409A.

ARTICLE III.

TAXATION AND TAX WITHHOLDING

3.1 Representation. Participant represents to the Company that Participant has reviewed with Participant’s own tax advisors the tax consequences of the RSUs and the transactions contemplated by the Grant Notice and this Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents.

3.2 Tax Withholding.

(a) As set forth in Section 9.5 of the Plan, the Company and its Subsidiaries shall have the authority and the right to deduct or withhold, or to require Participant to remit to the Company or its Subsidiaries, an amount sufficient to satisfy all applicable foreign, federal, state and local taxes and/or social security, social insurance or national insurance contributions required by law to be withheld with respect to any taxable event arising in connection with the RSUs. The Company, in its sole discretion, may satisfy the foregoing withholding obligations (i) subject to Section 9.10 of the Plan, by delivery (including electronically or telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the applicable tax withholding obligations, or (ii) by any other method permitted under Section 9.5 of the Plan. The Company shall not be obligated to deliver any Shares to Participant or Participant’s legal representative unless and until Participant or Participant’s legal representative shall have paid or otherwise satisfied in full the amount of all federal, state and local taxes applicable to the taxable income of Participant resulting from the grant or vesting of the RSUs or the issuance of Shares.

(b) Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the RSUs, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the RSUs. Neither the Company nor any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with the grant, vesting or payment of the RSUs or the subsequent sale of Shares. The Company and its Subsidiaries do not commit and are under no obligation to structure the RSUs to reduce or eliminate Participant’s tax liability.

ARTICLE IV.

OTHER PROVISIONS

4.1 Adjustments. Participant acknowledges that the RSUs and the Shares subject to the RSUs are subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.

4.2 Clawback. The RSUs and the Shares issuable hereunder shall be subject to any clawback or recoupment policy in effect on the Grant Date or as may be adopted or maintained by the Company following the Grant Date, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder.

4.3 Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to Stock Administration at stockadmin@matterport.com. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant (or, if Participant is then deceased, to the Designated Beneficiary) at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service (or any similar foreign entity), when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.

4.4 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

4.5 Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.

4.6 Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in this Agreement or the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

4.7 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement and the RSUs will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.

4.8 Entire Agreement. The Plan, the Grant Notice and this Agreement (including any exhibit hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof.

4.9 Severability. If any portion of the Grant Notice or this Agreement or any action taken under the Grant Notice or this Agreement, in any case is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Grant Notice and/or this Agreement (as applicable), and the Grant Notice and/or this Agreement (as applicable) will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

4.10 Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the RSUs, and rights no greater than the right to receive cash or the Shares as a general unsecured creditor with respect to the RSUs, as and when settled pursuant to the terms of this Agreement.

4.11 Not a Contract of Employment or Service. Nothing in the Plan, the Grant Notice or this Agreement confers upon Participant any right to continue in the employ or service of the Company or any Subsidiary or interferes with or restricts in any way the rights of the Company and its Subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise by applicable law or in a written agreement between the Company or a Subsidiary and Participant.

4.12 Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument.

4.13 Governing Law. The Grant Notice and this Agreement will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

4.14 Data Privacy. Without limiting any other provisions of this Agreement, Section 10.9 (“Data Privacy”) of the Plan is hereby incorporated into this Agreement as if first set forth herein. If Participant resides in the UK or the European Union, the Company and its Subsidiaries and affiliates will hold, collect and otherwise process certain data as set out in the applicable company’s GDPR-compliant data privacy notice, which will be or has been provided to Participant separately. All personal data will be treated in accordance with applicable data protection laws and regulations.

4.15 Special Provisions for RSUs Granted to Participants Outside the U.S. If Participant performs services for the Company outside of the United States, the RSUs shall be subject to the special provisions, if any, for Participant’s country of residence, as set forth in Exhibit A-1 (the “Non-U.S. Provisions”). If Participant relocates to one of the countries included in the Non-U.S. Provisions during the life of the Award, the special provisions for such country shall apply to Participant, to the extent the Company determines that the application of such provisions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. The Company reserves the right to impose other requirements on the RSUs and the Shares issuable upon vesting of the RSUs, to the extent the Company determines it is necessary or advisable in order to comply with local laws or facilitate the administration of the Plan, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

4.16 Acknowledgment of Nature of Plan and RSUs. In accepting the RSUs, Participant acknowledges that:

(a) for labor law purposes, the RSUs and the Shares subject to the RSUs are an extraordinary item that does not constitute wages of any kind for services of any kind rendered to the Company or to Participant’s service entity, and the award of the RSUs is outside the scope of Participant’s service contract, if any;

(b) for labor law purposes, the RSUs and the Shares subject to the RSUs are not part of normal or expected wages or salary for any purposes, including, but not limited to, calculation of any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, holiday pay, long-service awards, pension or retirement benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company, Participant’s employer, its parent, or any Subsidiary or affiliate of the Company;

(c) the RSUs and the Shares subject to the RSUs are not intended to replace any pension rights or compensation;

(d) neither the RSUs nor any provision of this Agreement, the Plan or the policies adopted pursuant to the Plan confer upon Participant any right with respect to service or continuation of current service and shall not be interpreted to form a service contract or relationship with the Company or any Subsidiary or affiliate;

(e) the future value of the Shares underlying the RSUs is unknown and cannot be predicted with certainty; and

(f) the value of the Shares acquired upon settlement of the RSUs may increase or decrease in value.

* * * * *

Exhibit A-1

SPECIAL PROVISIONS FOR PARTICIPANTS OUTSIDE THE UNITED STATES

This Exhibit A-1 (this “Appendix”) includes special terms and conditions applicable to Participants in the countries below. These terms and conditions are in addition to those set forth in the Restricted Stock Unit Agreement (the “Agreement”) and the Plan and to the extent there are any inconsistencies between these terms and conditions and those set forth in the Agreement, these terms and conditions shall prevail. Any capitalized term used in this Exhibit A-1 without definition shall have the meaning ascribed to such term in the Plan or the Agreement, as applicable.

This Appendix also includes information relating to exchange control and other issues of which Participant should be aware with respect to his or her participation in the Plan. The information is based on the exchange control, securities and other laws in effect in the respective countries as of July 2021. Such laws are often complex and change frequently. As a result, the Company strongly recommends that Participant not rely on the information herein as the only source of information relating to the consequences of participation in the Plan because the information may be out of date at the time RSUs vest or Shares acquired under the Plan are sold.

In addition, the information is general in nature and may not apply to the particular situation of Participant, and the Company is not in a position to assure Participant of any particular result. Accordingly, Participant is advised to seek appropriate professional advice as to how the relevant laws in his or her country may apply to his or her situation. Finally, if Participant is a citizen or resident of a country other than the one in which he or she is currently working, the information contained herein may not be applicable to Participant.

DENMARK

Nature of Grant. The following provision supplements the general provisions of Section 4.16 of the Agreement:

By accepting this grant of RSUs, Participant acknowledges, understands and agrees that this grant of RSUs relates to future services to be performed and is not a bonus or compensation for past services.

Danish Stock Option Act. By accepting this grant of RSUs, Participant acknowledges that he or she has received the Employer Statement translated into Danish, which is being provided to comply with the Danish Stock Option Act.

Participant further acknowledges that the Danish Stock Option Act has been amended effective January 1, 2019, and that any grants of RSUs made on or after January 1, 2019 are subject to the rules of the amended Danish Stock Option Act. Accordingly, Participant agrees that the treatment of the RSUs upon Participant’s Termination of Service is governed solely by Section 2.1 of the Agreement and any corresponding provisions in the Plan. The relevant termination provisions are also detailed in the Employer Statement.

Foreign Asset/Account Reporting Information. If Participant establishes an account holding Shares or cash outside of Denmark, Participant must report the account to the Danish Tax Administration. The form which should be used in this respect can be obtained from a local bank.

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SINGAPORE

Sale of Shares. For any RSUs that vest within six (6) months of the Grant Date, Participant agrees that he or she will not sell or offer to sell the Shares acquired prior to the six (6)-month anniversary of the Grant Date, unless such sale or offer to sell in Singapore is made pursuant to an exemption under Part XIII Division (1) Subdivision (4) (other than section 280) of the Securities and Futures Act (Chapter 289 of Singapore) (“SFA”) or pursuant to, and in accordance with the condition of, any other applicable provisions of the SFA.

Securities Law Information. The grant of RSUs and the issuance of the Shares under the Plan is being made in reliance on section 273(1)(i) of the SFA and not with a view to the RSUs being subsequently offered for sale to any other party. The Plan has not been lodged or registered as a prospectus with the Monetary Authority of Singapore.

Director or CEO Notification Obligation. If Participant is a director (including an associate director or shadow director) or chief executive officer of a local Subsidiary or other affiliate of the Company in Singapore (each, a “Singapore Company”), he or she is subject to notification requirements under the Companies Act (Cap. 50 of Singapore). Among these requirements is an obligation to notify the Singapore Company in writing when Participant receives or acquires an interest such as shares, debentures, participatory interests, rights, options and contracts (including the receipt of RSUs or Shares under the Plan) in the Singapore Company or its related corporations (i.e., a holding company, subsidiary or fellow subsidiary) (each, a “Participating Company”). In addition, Participant must notify the Singapore Company when Participant sells or otherwise disposes of shares or such other abovementioned interest in a Participating Company (including when Participant sells or otherwise disposes of Shares acquired under the Plan). These notifications must be made within two (2) business days of acquiring or disposing of any interest in a Participating Company. In addition, a notification must be made of Participant’s interests in a Participating Company within two (2) business days of Participant becoming a director or chief executive officer (as applicable) of a Singapore Company.

For the purposes of this section:

(a) A “director” includes any person occupying the position of a director of a corporation by whatever name called and includes a person in accordance with whose directions or instructions the directors or the majority of the directors of a corporation are accustomed to act and an alternate or substitute director.

(b) A “chief executive officer”, in relation to a company, means any one or more persons, by whatever name described, who (i) is in direct employment of, or acting for or by arrangement with, the company; and (ii) is principally responsible for the management and conduct of the business of the company, or part of the business of the company, as the case may be.

(c) A “business day” means any day other than a Saturday, Sunday or public holiday in Singapore.

Insider Trading. Participant should be aware of the Singapore insider trading regulations, which may impact the Participant’s acquisition or disposal of Shares or rights to Shares under the Plan. Under Division 3 of Part XII of the SFA, Participant is prohibited from subscribing for, acquiring or selling Shares or rights to Shares (e.g., RSUs) when (a) Participant possesses information that is not generally available but, if the information were generally available, a reasonable person would expect it to have a material effect on the price or value of the Shares, and (b) Participant knows or ought reasonably to know that the information is not generally available and, if it were generally available, it might have a material effect on the price or value of those Shares.

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Data Protection. The Participant acknowledges and agrees that a Participating Company is permitted to collect, hold and process personal (and sensitive) information and data about Participant (“Data”), held, used or disclosed in any medium, as part of their personnel and other business records, and may use such Data in the course of its business. Further, a Participating Company may disclose such Data to third parties, whether they are situated within or outside Singapore, in the event that such disclosure is in their view required for the proper conduct of their business. Participant hereby consents to the collection, use and disclosure of Participant’s Data as described herein. Participant also hereby consents to the disclosure of Participant’s Data to any Participating Company and/or any third parties (whether situated within or outside Singapore), and to the collection, use and further disclosure by such parties, as described herein.

UNITED KINGDOM

Participants, Definitions

The Agreement as amended pursuant to this Appendix forms the rules of the employee share scheme applicable to the United Kingdom-based Participants of the Company and any Subsidiaries. Only employees of the Company or any Subsidiary are eligible to be granted RSUs or be issued Shares under the Agreement. Other Service Providers (including Consultants or non-employee Directors) who are not employees are not eligible to receive RSUs under the Agreement in the United Kingdom. Accordingly, all references in the Agreement and the Plan to “Service Provider” shall mean an Employee (as defined in the Plan) and “Termination of Service” shall be interpreted as a references to Participant’s employment.

The following provision shall be added to the Agreement:

No Rights to Compensation. Nothing in this Agreement or in the Plan shall give Participant any rights to compensation or damages including, without limitation, for any loss or potential loss that Participant may suffer by reason of the forfeiture of the RSUs or Shares as a result of the termination of the Plan or the Agreement or the lapsing of RSUs as a result of Participant’s Termination of Service including where any Termination of Service is subsequently held to be wrongful or unfair.

Special Tax Consequences

(a) References to “right to deduct or withhold” taxes and any similar phrases relating to tax obligations when used in this Agreement or in the Plan or in the Agreement shall include income tax, employee’s National Insurance contributions and (at the discretion of the Company and to the extent permitted by law) employer’s National Insurance contributions or other similar taxes arising in any jurisdiction (any a “Tax Liability”) that are attributable to (i) the grant or vesting of, or any benefit derived by Participant from, an RSU or the Shares which are settled on vesting of the RSUs; (ii) the transfer or issuance of Shares to Participant upon vesting of the RSUs; (iii) any restrictions applicable to any Shares held by Participant ceasing to apply thereto; or (iv) the disposal of any Shares (each event referred to as a “Taxable Event”). Participant will indemnify and keep indemnified the Company and his/her employing company (the “Employer”), if different, from and against any liability for or obligation to pay any Tax Liability that arises in consequence of any Taxable Event.

(b) Participant undertakes that, upon request by the Company, he or she will (on or within 14 days of acquiring the Shares) join with his or her Employer in electing, pursuant to Section 431(1) of the Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) that, for relevant tax purposes, the market value of the Shares acquired on vesting of the RSUs on any occasion will be calculated as if the Shares were not restricted and Sections 425 to 430 (inclusive) of ITEPA are not to apply to such Shares.

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(c) Participant agrees that if Participant does not pay, or his/her Employer or the Company does not withhold from Participant, the full amount of any income tax arising in respect of any Taxable Event (and to the extent such income tax pertains to a “notional payment” as defined in Section 222(1)(a) of ITEPA within ninety (90) days after the end of the tax year in which the notional payment is treated as having been made (for the purposes of Section 222 of ITEPA), or such other period specified in Section 222(1)(c) of ITEPA, (the “Relevant Period”) then the amount of income tax and employee’s National Insurance contributions that should have been withheld in respect of the notional payment shall constitute a loan owed by Participant to the Employer, effective from the end of the Relevant Period. Participant agrees that the loan will bear interest at HMRC’s official rate and will be immediately due and repayable by Participant, and the Company and/or the Employer may recover it at any time thereafter by: (i) withholding the funds from salary, bonus or any other funds due to Participant by the Employer; (ii) withholding Shares otherwise issuable upon vesting of the RSUs or all or a portion of the cash proceeds otherwise due to Participant from the sale of Shares; or (iii) demanding cash or a cheque from Participant. Participant also authorizes the Company to delay the issuance of any Shares to Participant unless and until the loan is repaid in full.

(d) Notwithstanding the foregoing, if Participant is an officer or executive director (as within the meaning of Section 13(k) of the U.S. Securities and Exchange Act of 1934, as amended), the terms of the immediately foregoing provision will not apply. In the event that Participant is an officer or executive director and the full amount of any income tax arising in respect of any Taxable Event (to the extent such income tax pertains to a “notional payment” as defined in Section 222(1)(a) of ITEPA) is not collected from or paid by Participant within ninety (90) days after the end of the tax year in which the notional payment is treated as having been made (for the purposes of Section 222 of ITEPA), or such other period specified in Section 222(1)(c) of ITEPA, the amount of any uncollected income tax may constitute a benefit to Participant on which additional income tax and National Insurance contributions may be payable. Participant acknowledges that the Company or the Employer may recover any such additional income tax and (to the extent permitted by law) National Insurance contributions at any time thereafter by any of the means referred to in this Agreement or the Plan.

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